SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BRASIL TELECOM S.A

(Name of subject company (Issuer))

TELEMAR NORTE LESTE S.A

(Names of Filing Persons (Offerors))

Preferred Shares, no par value, and American Depository Shares (Title of classes of securities)	10553M101 (CUSIP number of preferred shares)

Roberto Terziani

Investor Relations Director

Rua Humberto de Campos, 425

7º andar

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

Tel: +55 21 3131-1208

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation* Not applicable*	Amount of Filing Fee* Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Acquisition of Brasil Telecom by Telemar Norte Leste (TMAR) April 28, 2008

Additional Information and Where to Find It
This presentation is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell any shares of Brasil
Telecom Participações S.A. (“BRTP”) or Brasil Telecom S.A. (“BRTO”). The proposed tender offers for the outstanding common shares and a portion of the preferred shares of BRTP and BRTO described in this presentation have not commenced.
Any offer to purchase or the solicitation of an offer to sell (1) any preferred shares of BRTP, including the preferred shares underlying
BRTP’s American Depositary Receipts, (2) any preferred shares of BRTO, including the preferred shares underlying BRTO’s American
Depositary Receipts, or (3) common shares of BRTP or BRTO will be made only pursuant to offers to purchase and related materials that
Telemar Norte Leste S.A. (“TMAR”) intends to file with the U.S. Securities and Exchange Commission (the “Commission”) upon commencement of these offers.
TMAR urges shareholders who are eligible to participate in any of these tender offers to carefully read the offers to purchase and related materials relating to the offer or offers in which they are eligible to participate when they become available and prior to making any decisions with respect to that tender offer as these documents will contain important information about that tender offer.
Following the filing with the Commission of (1) the offers to purchase and related materials relating to the offers for the common shares and/or the preferred shares of BRTP and/or BRTO, or (2) any other tender offer materials related to the offers for the common shares and/or the preferred shares of BRTP and/or BRTO, shareholders of BRTP and BRTO will be able to obtain the filed documents free of charge on the Commission’s website at www.sec.gov or from TMAR.
This presentation is also being made in respect of (1) the proposed merger (incorporação) of BRTP with and into BRTO, and (2) the proposed merger (incorporação) of BRTO with and into TMAR.  In connection with the proposed merger of BRTP with and into BRTO,
TMAR plans to cause BRTO to file with the Commission (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of BRTP, and (2) other documents regarding this proposed merger.  In connection with the proposed merger of BRTO with and into TMAR, TMAR plans to file with the Commission (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of BRTO, and (2) other documents regarding the proposed merger.  TMAR urges investors and security holders to carefully read the relevant prospectus and other relevant materials when they become available as they will contain important information about the proposed mergers. Investors and security holders will be able to obtain the documents filed with the
Commission regarding the proposed mergers, when available, free of charge on the Commission’s website at www.sec.gov or from TMAR.

Agenda 2 Restructuring of Telemar Participações 3 Rationale of the Acquisition 5 Proposed Transaction 17

Ownership Restructuring - Telemar Participações
* Oi employees’ pension fund. ** Pension funds: Previ, Petros, Funcef, FASS and Telos
Current Ownership
Total
FASS – Fundação Atlântico* 3
Subtotal
BNDESPAR 4
FIAGO** 5
ALUTRENS 6
ASSECA 7
LEXPART 8
2
1
LF TELECOM
AG TELECOM
% ONs
100.00
4.00
24.55
25.00
19.90
10.00
10.275
10.275
10.275
10.275
AG TELECOM 1
LF TELECOM 2
FASS – Fundação Atlântico* 3
Subtotal
BNDESPAR 4
Post Restructuring Ownership
Total
PREVI 5
PETROS 6
FUNCEF 7
19.34
19.34
11.50
50.18
% ONs
100.00
16.86
12.96
10.00
10.00

4 Agenda 4 Restructuring of Telemar Participações Rationale of the Acquisition Proposed Transaction 3 5 17

110
Source: Companies’ press releases; Company analysis.
Objective: To create a multinational telecom company, with
Latin America coverage and over 110 million clients
Oi (TMAR)
BrasilTelecom(BrT)
Oi + Brasil Telecom
+
=
Brazil
Abroad
Total
Current
Million, Dec/07
Fixed-Line
Services
Mobile
Services
Broadband
Pay-TV
3.1
0.0
6
1.5 1.6
31.8 13.9
45.7
All segments
In 5 years
Million
38
22
30
8
12
Oi
BrT
Oi+BrT
Number of Clients
14.2
16.0
8.0
4.3
22.2
20.3

* % not significant (<1%).
The acquisition will have no significant effect on fixed-line market concentration
Local Fixed
ILD
Mobile
NLD – inter-
regional
Corporate data
NLD – intra-
regional
88% *%
Brazil
88%
*% 86% 86%
57% 1%
58%
*% 64% 64%
79% *% 79% *% 86% 86%
39% 1% 40% *% 37% 37%
29% 0% 29% 0% 13% 13%
37% 2% 39% 4% 43% 47%
Creation of new national players
Region I
Brazil
Region II
National presence (Oi and BrT)

14.8
8.6
17.6
12.5
11.2
9.2
0.5
2.8
12.8
1.4
Em-
bratel
Net
Telesp
Vivo
20.5
29.3
Oi
BrT
Claro
Current
Announced
Acquisitions
41.5
TIM
154.3
50.0
17.6
11.2
31.3
0.5
84.4
1.4
Brazilian
Group
Spanish
Group
Mexican
Group
America
Movill
Telmex
Telefo-
nica
81.3
29.3
Oi
BrT
240.1
TI
Global
Brazil
Source: Companies’ financial statements.
With the acquisition of BrT, Oi’s size would be comparable to that of its competitors in Brazil
Net Revenues in 2007
R$ billion
Net revenues in 2007
R$ billion
Current
Announced
Acquisitions
Brazilian
Group
Spanish
Group
Mexican
Group
Telemig
Amaz.
Telemig
Amazônia

Backbone
Oi + BRT
In the market for domestic corporate networks, there will finally be a player with domestic backbone comparable to that of Embratel
Embratel
• 23 state capitals
• Covers all 30 most populated cities
Oi
• 18 state capitals
• 26 of 30 most populated cities
Brasil Telecom
• 12 state capitals
• 17 of 30 most populated cities
• 23 state capitals
• 29 of the 30 most
populated cities
TOTAL
Oi +BRT
Backbone
Embratel
Hispamar Satellite
+
Venezuela
USA
French
Guiana
Uruguai
Argentina
USA
Africa &
Portugal
+ 4 satellites

TIM

Claro

vivo

Telemig Celular

oi

BrasilTelecom

Amazônia Celular

In terms of mobile network, the acquisition of BrT places Oi as the 4  largest player with national coverage, with current market share of 17.9% in Brazil and significant growth opportunities
Market
Share
25.8%
25.0%
56.7%
Vivo
+
TIM
+
27.7%
3.2% 30.9%
=
+
13.2%
3.5%
1.2% 17.9%
=
+
Position as of december 31, 2007
th

SBC
PACIFIC TELESIS
SNET
Ameritech
at&t
BELLSOUTH
USWEST
Qwest
Bell Atlantic
NYNEX
GTE
MCI
WORLDCOM
verizon

Telecom is a scale business due to rapid technological changes and its capital-intensive nature, and consolidations are a natural trend
Source: FCC, US Department of Justice, companies, Company analysis
1998 1999 2000 2005 2006 1997
Focus
Local
Local
Local
Local
Local
LD, data
Local
LD, data
Mergers and Acquisitions
Local
Local
Local
LD, data
LD

(1) Countries where the four companies work as incumbents; (2) Finland does not have only one incumbent, but the company Telia
Sonera holds the largest market share in the country.
Source: Ovum, Morgan Stanley, companies, Company analysis
The need for scale has also driven an intense consolidation
movement in the European Market
• Germany
• Croatia
• Hungary
• Macedonia
• Montenegro
• Slovakia
Deutsche Telekom
• Spain
• Czech Republic
• Italy
Telefónica
• France
• Poland
France Telecom
Presence of the European major incumbents
• Sweden
• Finland
• Estonia
• Lithuania
TeliaSonera
Deutsche Telekom
Telefónica
France Telecom
TeliaSonera
2
1

In the technological environment, content becomes independent of the distribution network via convergence, thus enabling the offering of integrated packages of services and benefiting the consumer
Original
Scenario
Convergent
Scenario
Fixed/Mobile
telecom
Broadband
Cable TV
Convergent
Network
Service
package
• Access limited
to the
subscribers of
a specific
service
• Access to all
services on
any device
Voice (Fixed
and Mobile)
Video
Data
Consumer
Service/
product
Device Distribution Content
Voice (Fixed
and Mobile)
Video
Data
Fixed and
Mobile
ADSL
Cable, DTH
and MMDS
• Many
providers for
each user
• One-stop-
shop

45
122
59
38
40
78
226
The strategy of Oi’s main direct competitors in Brazil also contemplates growth via consolidation
Spanish Group – Accesses
million
2001
2007
Countries where the
Spanish Group was
present as of 2001
New markets
Spanish Group – Market Value
EUR billion
2001
2007
Spain
57
154
Mexican Group – Accesses
million
68
110
31
9
40
178
2001 2007
Mexico
New markets
Mexican Group – Market Value
MEX billion
2001 2007
143
28
Source: Company site and
Company
analysis

13.9
9.0
22.9
The merger between Oi and BrT creates a company that will be the 30 th
largest telecom operator worldwide
1 Market Values of the operating companies (TMAR and BRTO) as of 03/31/08;
considering USD PTAX of the same day (R$1.7491)
2 Market Values as of 03/31/08
3 Market Value obtained by the simple sum of Oi+BrT values
Source: Morgan Stanley, companies’ website and Company analysis
Oi and BrT - Market Value  and Global
Telecom Ranking
US$ billion
Largest telecom operators by Market
Value
Position in Global Ranking
Oi BrT
39
th
48
th
30
th
Before After
12.6 PLDT 43
9.0 BrT 48
9.1 Advanced Info Service 47
14.4 TELUS Corp 38
9.9 Telekom Austria 46
11.5 Telekom Malaysia 45
12.4 Telesp 44
13.6 Portugal Telecom 41
13.9 KT Corp 40
14.6 OTE Hellenic 37
18.2 Turkcell 34
18.8 Swisscom 32
19.9 PT Telekomunikasi 30
24.1 Bouygues 29
26.7 Rogers Com 27
28.2 China Unicom 26
13.9 Oi 39
13.6 TPSA 42
29.0 BCE Inc. 25
24.1 Chunghwa 28
19.3 China Netcom 31
18.4 Sprint Nextel 33
16.1 Belgacom 35
15.9 SK Telecom 36
# Company (US$ bi)
101.2 Verizon 6
30.5 KDDI 24
32.8 KPN 21
32.9 MTN Group 20
34.1 Telenor 19
37.4 Telmex 17
38.2 Bharti 15
45.8 Singapore Telecom 13
51.7 Telstra Corporation 12
67.7 NTT DoCoMo 9
34.6 TeliaSonera 18
31.6 Vimpelcom 22
31.0 Mobile TeleSystems 23
159.4 Vodafone 3
139.4 Telefonica 4
110.7 America Movil 5
97.2 France Telecom 7
77.1 Deutsche Telekom 7
62.6 NTT 10
53.6 China Telecom 11
41.9 Telecom Italia 14
37.4 BT Group plc 16
2
1
#
AT&T
China Mobile
Company
226.0
330.3
(US$ bi)
Oi + BrT
3
1
2

In summary, the combination of Oi and BrT is positive to all stakeholders (society, government, shareholders and resulting company)
• Irrelevant impact on market concentration;
• Creation of another competitor with national coverage;
• Significant efficiencies in the value chain; and
… The arguments that supported the imposition of legal
impediments to the combination are no longer valid

16 Agenda 16 Restructuring of Telemar Participações 3 Rationale of the Acquisition 5 Proposed Transaction 17

Simplified Structure of the Acquisition of Brasil Telecom
• TMAR contracts a Commission Agent to purchase Invitel
Step 1
• TMAR acquires Invitel
Step 5
• Merger (“Incorporação”) of Invitel into Brasil Telecom Participações
Step 7
• Merger (“Incorporação”) of Brasil Telecom Participações into Brasil Telecom
Step 8
Regulatory approval
(ANATEL and CADE)
• Brasil Telecom share exchange (“Incorporação de Ações”) into TMAR
Step 9
• TMAR makes a voluntary tender offer for 1/3 of the free-float of preferred shares of Brasil Telecom Participações and Brasil
Telecom: BRTP4 (R$30.47) and BRTO4 (R$23.42)
Step 3
• Commission Agent transfers the “right to purchase” Invitel share to TMAR
Step 4
• TMAR releases Material Fact with details of the operation
Step 2
• TMAR makes the tag-along tender offer for common shares held by Brasil Telecom Participações and Brasil Telecom minority shareholders: BRTP3 (R$57.85) and BRTO3 (R$54.31)
Step 6

Additional information about mergers, voluntary tender offers and tag-along tender offers
NOTE: BRTP3/4: Brasil Telecom Participações ON/PN; BRTO3/4: Brasil Telecom S.A. ON/PN; TMAR3/5: Telemar Norte Leste ON/PNA; 1) Volume weighted average  share prices (VWAP) for each of the class of shares on the Bovespa, for 90 days ending April 23, 2008. TMAR3 and TMAR5 adjusted by extraordinary dividends of R$15.5494 and
R$17.1045 respectively
Source: Economática
Average Prices
Exchange Ratios
Step 8
Step 9
Tender Offer Prices
Tag-along tender offer
BRTP3: R$   57.85
BRTO3: R$   54.31
BRTP3 1.2200534 BRTO3 0.4137146 TMAR3
BRTP4 0.1729971 BRTO3 0.4137146 TMAR3
0.9106649 BRTO4 0.2530852 TMAR5
Direct
Relations BRP
vs Oi (TMAR)
BRTP
BRTO
Oi (TMAR)
Ratios Ratios
Voluntary tender offer:
BRTP4: R$   30.47
BRTO4: R$   23.42
BRTP3: R$   48.6234
BRTP4: R$   22.9818
BRTO3: R$   39.8535
BRTO4: R$   17.6654
TMAR3: R$   96.3309
TMAR5: R$   69.8002
0.5047539
0.0715714
0.2304758
1

Value of the Controlling Price: Market based
• The value of BrT control acquisition should be analyzed through the comparison of the price paid per share with the controlling price implicit in the market
Price paid for the controlling BRTP3 share (ON)
Hypothesis (a): BRTP3 Prices on April 23, 2008
–
Implicit premium for the controlling shares: +25% (art. 254-A of Law 6,404 of December 15, 1976) – 80% Tag-along
–
Implicit price for the controlling BRTP3 shares (R$50.50/0.80)
–
Premium of the acquisition price as compared to the implicit controlling
BRTP3 shares in the market
Hypothesis (b): 90-day average of BRTP3 prices, ended April 23, 2008
–
Implicit premium for the controlling BRTP3 shares: +25% (art. 254-A of
Law 6,404 of December 15, 1976) – 80% Tag-along
–
Implicit price for the controlling BRTP3 shares (R$48.62/0.80)
–
Premium of the acquisition price as compared to the implicit controlling
BRTP3 shares in the market
R$72.31
R$50.50
R$63.13
+14.5%
R$48.62
R$60.78
+19.0%

Evolution of Corporate Structure
Current Situation
Transition Situation
(ANATEL approval)
Situation after
Acquisitions and Mergers
Telemar Norte
Leste S.A. (TMAR)
Techold
BRTP
BRTO
BrT GSM
Telemar Norte
Leste S.A. (TMAR)
BRTO
100% 100%
TmarPart
Telemar Norte
Leste S.A. (TMAR)
TNLP (TNE) TNLP (TNE)
TmarPart TmarPart
TNLP (TNE)
BrT GSM

21 Q & A

This presentation contains forward-looking statements.
Statements that are not historical facts, including
statements about our beliefs and expectations,  are
forward-looking statements and involve inherent risks
and uncertainties. These statements are based on
current plans, estimates and projections, and therefore
you should not place undue reliance on them.  Forward-
looking statements speak only as of the date they are
made, and we undertake no obligation to update publicly
any of them in light of new information or future events
Rua Humberto de Campos, 425 / 7th floor
Leblon - Rio de Janeiro - RJ
E-mail: invest@oi.net.br
Visit our website:
www.oi.com.br/ir
55 21 3131-1315 Cristiana Ortigão
IR Contacts
55 21 3131-1317 Lívia Guimarães
55 21 3131-1316 Bernardo Guttmann
55 21 3131-1314 Carolina Gava Silveira
55 21 3131-1211 Roberto Terziani